January 30, 2019

Yaacov Michlin
Chief Executive Officer
Brainsway Ltd.
19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

       Re: Brainsway Ltd.
           Registration Statement on Form F-1
           Filed November 16, 2018
           File No. 333-229233

Dear Mr. Michlin:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed January 14, 2019

Preliminary Results for Fourth Quarter of 2018, page 6

1. Please tell us why you believe it is appropriate to present only revenue from your fourth quarter operating results without also presenting appropriate measures of net income
       (loss). See Regulation S-K Item 10(b)(2).
Use of Proceeds, page 64

2. As requested by prior comment 6, for indebtedness incurred within the past year, disclose the uses to which the proceeds of such indebtedness were put.
 Yaacov Michlin
Brainsway Ltd.
January 30, 2019
Page 2
Compensation of Senior Management and Directors, page 125

3. Please update your senior management and director compensation disclosure to include the registrant s last completed fiscal year.
Other Activities and Relationships, page 178

4. We continue to note your disclosure that the underwriters and certain of their affiliates may have performed various investment banking and financial advisory services for you and your affiliates. As requested by prior comment 14, please clarify which underwriters and affiliates you are referring to and the nature and terms of such relationships.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameYaacov Michlin
                                                           Division of
Corporation Finance
Comapany NameBrainsway Ltd.
                                                           Office of
Electronics and Machinery
January 30, 2019 Page 2
cc:       Cheryl Reicin, Esq.
FirstName LastName